6/8.

04030607

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Megastar Development

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 10 2004
THOMSON FINANCIAL

FILE NO. 82- 2553   FISCAL YEAR 2-29-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 6/8/04

82-2553

MEGASTAR DEVELOPMENT CORP.
Unit #5, 9110 Glover Road
PO Box 865
Fort Langley, BC V1M 2S2
Tel: 604.888.0786 Fax: 604.888.3268

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING

AR/S
2-29-04

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual and extraordinary general meeting (the "Meeting") of MEGASTAR DEVELOPMENT CORP. (the "Company") will be held at the offices of the Company's solicitors, Messrs. Clark, Wilson, 8th Floor, 885 West Georgia Street, in the city of Vancouver, BC, on Thursday, the 24th day of June, 2004 at 3:00 p.m. (Vancouver time) to transact the usual business of an annual and extraordinary general meeting for the following purposes:

1. To receive and consider the Report of the Directors to the Shareholders;

2. To receive and consider the financial statements of the Company, together with the auditor's report thereon for the fiscal year ended February 29, 2004;

3. To consider and, if thought fit, to approve an ordinary resolution to set the number of directors at four (4);

4. To elect directors to hold office until the next annual general meeting of the Company;

5. To appoint an auditor for the Company to hold office until the next annual general meeting of the Company;

6. To authorize the directors to fix the remuneration to be paid to the auditor for the Company;

7. To consider and approve an ordinary resolution approving the Company's 2004 Stock Option Plan (the "Plan"), which shall be limited to 10% of the issued shares of the Company at the time of any granting of options;

8. To consider and approve an ordinary resolution authorizing the Company to file a Transition Application containing the Notice of Articles as required by the *Business Corporations Act* (British Columbia), and authorizing the Company to alter its Articles to the extent necessary to ensure compliance with the *Business Corporations Act* (British Columbia) by adding to the face page thereof the Company's incorporation number;

9. To consider and approve a special resolution removing the application of the Pre-Existing Company Provisions to the Company, and altering the Notice of Articles of the Company, subject to the filing of the Transition Application under the Business Corporations Act (British Columbia);

10. To consider and approve a special resolution:

(a) increasing the maximum number of Common shares that the Company is authorized to issue from one hundred million (100,000,000) to an unlimited number of Common shares without par value;

(b) creating an unlimited number of Class A Preference shares without par value, issuable in one or more series, and authorizing the directors, by resolution, to alter the Articles of the Company to determine the number of shares of that series that the Company is authorized to issue, create an identifying name for the shares of that series, and attaching special rights or restrictions to the shares of that series; and

(c) altering the Notice of Articles of the Company accordingly;

subject to the filing of the Transition Application under the Business Corporations Act (British Columbia);

11. To consider and approve a special resolution deleting and cancelling the Company's existing Articles and creating and adopting the Articles set out in Schedule A to the accompanying Proxy Statement and Information Circular as the Articles of the Company, subject to the filing of a Transition Application under the Business Corporations Act (British Columbia), and subject also to the removal of the application to the Company of the Pre-Existing Company Provisions; and

12. To transact such further or other business as may properly come before the Meeting and any adjournment or adjournments thereof.

A Proxy Statement and Information Circular and Form of Proxy accompany this Notice of Meeting. These documents provide additional information relating to the matters to be dealt with at the Meeting and form part of this Notice of Meeting.

The share transfer books of the Company will not be closed, but the Company's Board of Directors has fixed May 20, 2004 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Proxy Statement and Information Circular.

If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose. If you receive more than one Form of Proxy because you own shares registered in different names or addresses, each Form of Proxy should be completed and returned. The completed form of proxy must be received by the Company or by Pacific Corporate Trust Company by mail or by fax, at least 48 hours prior to the scheduled time of the Meeting at which such proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

Please advise the Company of any change in your address.

DATED at Vancouver, British Columbia, this 21st day of May, 2004.

By Order of the Board of
MEGASTAR DEVELOPMENT CORP.

"Peter Haladin"

PETER HALADIN
President and CEO

MEGASTAR DEVELOPMENT CORP.

Unit #5, 9110 Glover Road
PO Box 865
Fort Langley, BC V1M 2S2
Tel: 604.888.0786 Fax: 604.888.3268

PROXY STATEMENT AND INFORMATION CIRCULAR

(As at May 21, 2004 except as indicated)

MANAGEMENT SOLICITATION

This Proxy Statement and Information Circular is furnished to the shareholders (the "Shareholders") of MEGASTAR DEVELOPMENT CORP. (the "Company") in connection with the solicitation by the Management of the Company of proxies to be voted at the annual and extraordinary general meeting (the "Meeting") of the Shareholders to be held on Thursday, June 24, 2004 at 3:00 p.m. (Vancouver time).

The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

VOTING AND REVOCABILITY OF PROXY

Registered Shareholders are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each Common Share that such Shareholder holds on the Record Date on the resolutions to be acted upon at the Meeting and any other matter to come before the Meeting.

The persons named as proxyholders (the "designated persons") in the enclosed Form of Proxy were designated by the directors of the Company. **A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR CORPORATION (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR AND ON BEHALF OF THAT SHAREHOLDER AT THE MEETING, OTHER THAN THE DESIGNATED PERSONS IN THE ENCLOSED FORM OF PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER MAY DO SO BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE NAME OF SUCH OTHER PERSON AND, IF DESIRED, AN ALTERNATE TO SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY.**

In order to be voted, the completed Form of Proxy must be received by the Company or by Pacific Corporate Trust Company by mail or by fax, at least 48 hours prior to the scheduled time of the Meeting at which such proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact for, the corporation. If a Form of Proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarial copy thereof, should accompany the Form of Proxy.

A Shareholder who has given a proxy may revoke it at any time, before it is exercised, by an instrument in writing: (a) executed by that Shareholder or by that Shareholder's attorney-in-fact authorized in writing or, where that Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at Unit #5, 9110 Glover Road, PO Box 865, Fort Langley, BC V1M 2S2 (Attention: Peter Haladin) at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof; or (iii) in any other manner provided by law. Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

IN THE ABSENCE OF ANY INSTRUCTIONS, THE DESIGNATED PERSONS OR OTHER PROXY AGENT NAMED ON THE PROXY FORM WILL CAST THE SHAREHOLDER'S VOTES ON ANY POLL (BALLOT) FOR THE APPROVAL OF ALL THE MATTERS IN THE ITEMS SET OUT IN THE FORM OF PROXY AND IN FAVOR OF EACH OF THE NOMINEES NAMED THEREIN FOR ELECTION AS DIRECTORS.

The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Proxy Statement and Information Circular, management of the Company knew of no such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from or withholding of the voting of Common Shares on any matter, the shares which are the subject of the abstention or withholding ("non-voted shares") will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

No person has been authorized to give any information or to make any representation other than those contained in this Proxy Statement and Information Circular in connection with the solicitation of proxies and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Proxy Statement and Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Proxy Statement and Information Circular. This Proxy Statement and Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Proxy Statement and Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the Form of Proxy provided to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and Independent Investor Communications Company ("IICC") in Canada. ADP and IICC typically apply a special sticker to proxy forms, mail those forms to the Beneficial Shareholders. Beneficial Shareholders should return the proxy forms to ADP for the United States and IICC for Canada. ADP and IICC then tabulate the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving an ADP proxy or an IICC proxy cannot use that proxy to vote Common Shares directly at the Meeting – the proxy must be returned to ADP or IICC, as the case may be, well in advance of the Meeting in order to have their Common Shares voted at the Meeting.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her Common Shares.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value, of which 10,238,983 common shares are issued and outstanding.

Only the holders of common shares are entitled to vote at the Meeting and the holders of common shares are entitled to one vote for each common share held. Holders of common shares of record on May 20, 2004 will be entitled to vote at the Meeting.
To the knowledge of the directors and senior officers of the Company, no persons beneficially own shares carrying more than 10% of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed Form of Proxy will be voted for the nominees listed in the Form of Proxy, all of whom are presently members of the Board of Directors.

The Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at four (4). Management of the Company proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Country of Ordinary Residence and Position Held with the Company [(1)]	Principal Occupation or Employment and, if not an Elected Director, Occupation During the Past Five Years [(1)]	Approx. No. of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed [(2)]	Date on which the Nominee became a Director of the Company
PETER HALADIN[(3)] *Canada* *PRESIDENT, CEO and DIRECTOR*	*Licensed Realtor, President of First Capital Realty Ltd.*	*632,000[(4)]*	*December 15, 2000*
JAMES REAMSBOTTOM[(3)] *Canada* *DIRECTOR*	*Businessman, Vice-President of Promor Investments Services*	*313,000*	*December 15, 2000*
DUSAN BERKA *Canada* *DIRECTOR*	*Professional Engineer, Director of several reporting companies*	*514,500*	*December 5, 2003*
HANIF SACHEDINA [(3)] *Canada* *Director*	*Market Analyst with a major utility company from 1999 to present*	*384,500*	*December 5, 2003*

(1) The information as to country or residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective nominees.

(2) The information as to shares beneficially owned or over which a director/nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective nominees as at May 20, 2004.

(3) Member of the Audit Committee.

(4) 482,000 of these shares are owned by Derby Reach Holdings Ltd., a company wholly owned by Peter Haladin, President and Director of the Corporation.

The Company has no executive committee.

STATEMENT OF EXECUTIVE COMPENSATION

Particulars of compensation paid to:

(a) the Company's chief executive officer ("CEO");

(b) each of the Company's three most highly compensated executive officers, other that the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; or

(c) any additional individuals for whom disclosure would have been provided under (b) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year;

(each a "Named Executive Officers") is set out in the summary compensation table below:

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards [1]		Payouts	
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation [2]	Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compensation
Peter Haladin, President, CEO and Director [3]	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	123,544 352,068 326,351	Nil Nil Nil	Nil Nil Nil	$45,300[4] $42,000[5] $42,000[5]
Jerry Minni[6] Former President and CEO	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) The Company has not granted any restricted shares or restricted shares units, stock appreciation rights or long-term inventive plan payouts to the Named Executive Officers during the fiscal years indicated.

(2) The value of perquisites and other personal benefits, securities and property for the Named Executive Officers that do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus are not reported herein.

(3) Peter Haladin was appointed the President and Chief Executive Officer on May 30, 2001.

(4) Of this amount, $19,500 is paid to Peter Haladin pursuant to a Management Agreement whereby Peter Haladin is paid a management fee of $1,625 per month, $10,000 is paid to First Capital Realty Ltd., a company controlled by Peter Haladin, for administration, $14,000 is paid to Derby Reach Holdings Ltd., a company controlled by Peter Haladin, for administration and $1,800 is paid to Peter Haladin for car allowance.

(5) Of this amount, $18,000 is paid to Peter Haladin pursuant to a Management Agreement whereby Peter Haladin is paid a management fee of $1,500 per month and $24,000 is paid to First Capital Realty Ltd., a company controlled by Peter Haladin, pursuant to an agreement whereby First Capital Realty Ltd. is paid $2,000 per month for office management services.

(6) Jerry Minni was appointed the President and Chief Executive Officer of the Company on March 28, 2000 and resigned from both positions on May 30, 2001.

There were no Named Executive Officers serving as executive officers at the end of the most recently completed financial year or executive officers who served during the financial year whose salaries exceeded $100,000 per year.

There were no long-term incentive plans in place for any Named Executive Officer of the Company during the most recently completed financial year.

OPTIONS AND SARS

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name (a)	Securities Under Options/SARs Granted (#) (b)	% of Total Options/SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Peter Haladin	53,544	6.2%	$0.11	$0.15	December 5, 2008
	70,000	8.1%	$0.25	$0.30	January 28, 2009

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name (a)	Securities Acquired on Exercise (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Peter Haladin	352,068	$45,768.84	53,544/0	$8,031.60/Nil
	53,544	$5,889.84	0/0	Nil/Nil
Jerry Minni	42,000	$5,040.00	0/0	Nil/Nil

There were no options held by the CEO or any Named Executive Officer that were repriced downward during the most recently completed financial year.

There were no defined benefit or actuarial plans in place for any Named Executive Officer during the most recently completed financial year.

There are no employment contracts or compensatory plans or arrangements between the Company and a Named Executive Officer.

The Company has no compensation committee.

COMPENSATION OF DIRECTORS

Particulars of stock options granted to directors of the Company during the most recently completed financial year are as follows:

Name of Director	No. of Shares	Exercise Price per Common Share	Date of Grant Expiry Date
Dusan Berka	310,000 47,500	$0.11 $0.25	December 5, 2008 January 28, 2009
Hanif Sachedina	310,000 47,500	$0.11 $0.25	December 5, 2008 January 28, 2009
James Reamsbottom	25,000	$0.25	January 28, 2009

OTHER COMPENSATION TO DIRECTORS

During the last completed financial year the Company paid directors fees as follows: $6,000 to James Reamsbottom, $1,000 to Julia Harrod (a former director), $500 to Dusan Berka, $500 to Duster Capital Corp., a company controlled by Dusan Berka and $1,000 to Hanif Sachedina.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND SENIOR OFFICERS

None of the directors and senior officers of the Company, proposed nominees for election or associates of such persons is or has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed financial year of the Company and no indebtedness remains outstanding as at the date of this Information Circular.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Since March 1, 2003, being the commencement of the Company's last completed financial year, none of the following persons has any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries:

(a) any director or senior officer of the Company;

(b) any proposed nominee for election as a director of the Company;

(c) any member holding, directly or indirectly, more than 10% of the voting rights attached to all the shares of the Company; and

(d) any associate or affiliate of any of the foregoing persons.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Amisano Hanson, Chartered Accountants, of Vancouver, British Columbia, as auditor of the Company to hold office until the close of the next annual general meeting of the Company. It is proposed that the remuneration to be paid to the auditor of the Company be fixed by the Board of Directors.

Amisano Hanson, Chartered Accountants were first appointed auditor of the Company on December 20, 1990.

MANAGEMENT CONTRACTS

There are no management functions of the Company or a subsidiary thereof, which are to any substantial degree performed by a person other than the directors or senior officers of the Company or a subsidiary thereof, except that two companies controlled by Peter Haladin were paid $2,000 per month for office management services. As at the date of the most recently completed fiscal year end $10,000 has been paid to First Capital Realty Ltd. and $14,000 has been paid to Derby Reach Holdings Ltd.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval of the Stock Option Plan

On August 21, 2002, the TSX Venture Exchange (the "Exchange") published its revised Corporate Finance Manual. Under the Exchange's policy 4.4, governing stock options, all issuers are required to adopt a stock option plan pursuant to which stock options may be granted. The Company currently has a "rolling" stock option plan which consists of shares of the Company's authorized but unissued common shares and is limited to 10% of the issued shares of the Company at the time of any granting of options (on a non-diluted basis). Any previously granted options will be deemed to be accepted into and governed by the Plan, and if any options granted expire or terminate for any reason without having been exercised in full, the unpurchased shares shall again be available under the Plan. The Plan complies with the requirements of Exchange Policy 4.4 for Tier 2 issuers.

A copy of the Plan is available for review at the offices Clark, Wilson, the registered offices of the Company, at Suite 800 – 885 West Georgia Street, Vancouver, BC V6C 3H1 during normal business hours up to and including the date of the Meeting.

The Company is asking shareholders to approve the following resolutions:

"Resolved that, subject to regulatory approval:

1. the Company's 2004 Stock Option Plan (the "Plan") be and it is hereby approved;

2. the board of directors be authorized to grant options under and subject to the terms and conditions of the Plan, which may be exercised to purchase up to 10% of the issued common shares of the Company as at the time of grant;

3. the outstanding stock options which have been granted prior to the implementation of the Plan shall, for the purpose of calculating the number of stock options that may be granted under the Plan, be treated as options granted under the Plan; and

4. the directors and officers of the Company be authorized and directed to perform such acts and deeds and things and execute all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions."

Transition Application to Effect Transition of the Company under the *Business Corporations Act* (British Columbia)

The British Columbia *Business Corporations Act* (sometimes referred to herein as the "New Act") came into force on March 29, 2004. As a result, the British Columbia *Company Act* was repealed, and the Company became a "pre-existing company" subject to the provisions of the New Act and the "Pre-Existing Company Provisions" set forth in Table 3 to the British Columbia *Business Corporations Regulation.* A copy of the Pre-Existing Company Provisions may be viewed during normal business hours at the office of the Company's solicitors, Clark, Wilson, at 800 – 885 West Georgia Street, Vancouver, British Columbia.

Every pre-existing company is required to file a Transition Application containing a Notice of Articles with the British Columbia Registrar of Companies (the "Registrar"), as a result of which the Notice of Articles will be deemed to supersede and replace the company's Memorandum. A pre-existing company that fails to file a Transition Application containing a Notice of Articles no later than March 29, 2006 will be subject to dissolution. Further, a pre-existing company that has not transitioned itself under the New Act may not effect any changes to its Memorandum or Articles.

The New Act does not permit the Company to make any changes to its Charter as part of the filing of the Transition Application. The information contained in the Transition Application will reflect the current status of the Company at the time of its filing, including the mandatory application of the Pre-Existing Company Provisions.

In light of the foregoing, the shareholders will be asked to approve the following ordinary resolution to approve the transition of the Company under the New Act:

"BE IT RESOLVED that:

1. The Company be and is hereby authorized to file a Transition Application containing the Notice of Articles as required by the *Business Corporations Act* (British Columbia);

2. The Notice of Articles, in addition to containing the other information required to be included therein under *Business Corporations Act* (British Columbia), shall provide that:

   (a) the authorized share structure shall consist of 100,000,000 common shares without par value, and

   (b) the Pre-Existing Company Provisions set forth in Table 3 to the British Columbia *Business Corporations Regulation* shall apply;

3. The Company be and is hereby authorized to alter its Articles to the extent necessary to ensure compliance with section 438 (3) of the *Business Corporations Act* (British Columbia) by adding to the first page thereof the Company's incorporation number; and

4. Any one director or officer of the Company be and is hereby authorized to execute such documents and instruments, and to do such further acts, as may be necessary to give full effect to these resolutions."

Alterations to Corporate Charter

Once the Company has filed the Transition Application containing a Notice of Articles, it can amend its Charter to take advantage of certain provisions of the New Act that give greater flexibility to companies in terms of corporate governance. For example:

- a company may amend its articles to specify the level of shareholder approval required to pass a special resolution at a meeting of shareholders, provided the required level of approval is at least 2/3 and not more than 3/4 of the votes cast;

- a company may amend its authorized share structure to provide for an unlimited number of authorized shares; and

- a company may hold its own shares instead of returning them to treasury, and a subsidiary company may hold the shares of its parent company.

Removal of Pre-Existing Company Provisions

The Pre-Existing Company Provisions carry over certain requirements that the Company was subject to under the former *Company Act* (British Columbia). For example, they provide that the majority of votes required for a pre-existing company to pass a special resolution at a general meeting of shareholders is 3/4 of the votes cast on that resolution. In order to take full advantage of the flexibility offered by the New Act, the Company's shareholders will be asked to adopt a special resolution authorizing the alteration of the Notice of Articles to remove the application of the Pre-Existing Company Provisions.

In light of the foregoing, the shareholders will be asked to consider and, if appropriate, approve the following as a special resolution requiring approval by at least 3/4 of the votes cast at the Meeting:

> "BE IT RESOLVED, as a special resolution, that, subject to the filing of a Transition Application containing a Notice of Articles as required by the *Business Corporations Act* (British Columbia):
>
> 1. The Pre-Existing Company Provisions set forth in Table 3 of the Regulations to the *Business Corporations Act* (British Columbia) (the "Pre-Existing Company Provisions") be removed and no longer apply to the Company;
>
> 2. Any one director or officer of the Company be and is hereby authorized and directed, for and on behalf and in the name of the Company, to execute and deliver the Notice of Alteration and any supporting documentation required for the purpose of giving effect to these resolutions; and
>
> 3. The removal of the Pre-Existing Company Provisions shall not take effect until the Notice of Alteration is filed with the Registrar of Companies."

Alteration of Authorized Share Structure

Subject to the filing of the Transition Application containing a Notice of Articles, the Company proposes to amend its Charter to alter the authorized share structure of the Company to consist of: (a) an unlimited number of common shares without par value, and (b) an unlimited number of preference shares without par value, issuable in one or more series, with the number of shares in, and the special rights or restrictions attached to such series to be designated by the directors, by resolution.

Management believes that authorizing the Company to issue an unlimited number of shares, and providing for a class of preference shares issuable in series in the manner proposed, would benefit the Company by allowing for greater flexibility. Among other things, management believes that adoption of this proposal would help to avoid the delays and expenses associated with convening an extraordinary general meeting to approve alterations to the Company's authorized share structure to facilitate private placement financings involving the issuance of preference shares with specifically-negotiated terms and conditions. Section 60 of the *Business Corporations Act* (British Columbia) provides in material part, as follows:

> 60(1) The special rights or restrictions attached to the shares of a class of shares
>
> (a) may provide that the class of shares includes or may include one or more series of shares, and

(b) subject to subsections (3) and (4), may authorize the directors, by resolution, to do one or more of the following:

(i) determine the maximum number of shares of any of those series of shares that the company is authorized to issue, determine that there is no maximum number or alter any determination made under this subparagraph, and authorize the alteration of the notice of articles accordingly;

(ii) alter the articles, and authorize the alteration of the notice of articles, to create an identifying name by which the shares of any of those series of shares may be identified or to alter any identifying name created under this subparagraph;

(iii) alter the articles, and authorize the alteration of the notice of articles, to attach special rights or restrictions to the shares of any of those series of shares or to alter any such special rights or restrictions.

...

(3) If alterations, determinations or authorizations contemplated by subsection (1)(b) are to be made in relation to a series of shares of which there are issued shares, those alterations, determinations and authorizations must be made by the type of shareholders' resolution specified by the articles, or, if the articles do not specify the type of resolution, by a special resolution.

(4) Each share of a series of shares must have attached to it the same special rights or restrictions as are attached to every other share of that series of shares, and the special rights or restrictions attached to shares of a series of shares must be consistent with the special rights or restrictions attached to shares of the class of shares of which the series of shares is a part.

Under section 60(6) of the Business Corporations Act (British Columbia) no special rights or restrictions attached to a series of shares may confer on the series priority over any other series of shares of the same class of shares respecting:

(a) dividends, or

(b) a return of capital

(i) on the dissolution of the company, or

(ii) on the occurrence of any other event that entitles the shareholders holding the shares of all series of shares of the same class of shares to a return of capital.

In light of the foregoing, the shareholders will be asked to consider and, if appropriate, approve the following as a special resolution requiring approval by at least 3/4 of the votes cast at the Meeting:

"BE IT RESOLVED, as a special resolution, that, subject to the filing of a Transition Application containing the Notice of Articles as required by the *Business Corporations Act* (British Columbia):

1. The maximum number of Common shares that the Company is authorized to issue be increased from one hundred million (100,000,000) to an unlimited number of Common shares without par value;

2. There be created an unlimited number of Class A Preference shares without par value;

3. The Class A Preference shares may include one or more series and, subject to the *Business Corporations* Act (British Columbia), the directors may, by resolution, if none of the shares of any particular series are issued, alter the Articles of the Company and authorize the alteration of the Notice of Articles of the Company, as the case may be, to do one or more of the following:

   (a) determine the maximum number of shares of that series that the Company is authorized to issue, determine that there is no such maximum number, or alter any such determination;

   (b) create an identifying name for the shares of that series, or alter any such identifying name; and

   (c) attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions;

4. The holders of Class A Preference shares shall be entitled, on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, to receive, before any distribution is made to the holders of Common shares or any other shares of the Company ranking junior to the Class A Preference shares with respect to the repayment of capital on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the amount paid up with respect to each Class A Preference share held by them, together with the fixed premium (if any) thereon, all accrued and unpaid

cumulative dividends (if any and if preferential) thereon, which for such purpose shall be calculated as if such dividends were accruing on a day-to-day basis up to the date of such distribution, whether or not earned or declared, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon. After payment to the holders of the Class A Preference shares of the amounts so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Company, except as specifically provided in the special rights and restrictions attached to any particular series;

5. Except for such rights relating to the election of directors on a default in payment of dividends as may be attached to any series of the Class A Preference shares by the directors, holders of Class A Preference shares shall not be entitled, as such, to receive notice of, or to attend or vote at, any general meeting of shareholders of the Company;

6. Any one director or officer of the Company be and is hereby authorized and directed, for and on behalf and in the name of the Company, to execute and deliver the Notice of Alteration and any supporting documentation required for the purpose of giving effect to these resolutions; and

7. All such alterations to the authorized share structure of the Company shall not take effect until the Notice of Alteration is filed with the Registrar of Companies."

Replacement of Corporate Articles

The Company proposes to amend its Charter to delete and cancel the existing Articles of the Company, and to replace them in their entirety with the proposed Articles attached as Schedule "A" hereto. Since Part 22 of the proposed Articles contains the special rights and restrictions that shall attach to the Common shares and the Class A Preference shares of the Company, the inclusion of Part 22 in the Articles is conditional upon shareholder approval of the proposed changes to the Company's authorized share structure as outlined above.

Section 8.2 of the proposed Articles provides that the level of shareholder approval required to pass a special resolution at a meeting of shareholders, shall be 2/3 of the votes cast rather than 3/4 of the votes cast. The shareholders will be asked to consider and, if appropriate, approve the following as a special resolution requiring approval by at least 3/4 of the votes cast at the Meeting:

"BE IT RESOLVED, as a special resolution, that, subject to the filing of a Transition Application containing the Notice of Articles as required by the *Business Corporations Act* (British Columbia), and subject also to the filing of a Notice of Alteration removing the application of the Pre-Existing Company Provisions, the Articles of the Company be altered by deleting and cancelling its existing Articles and creating and adopting the Articles set out in Schedule A as the Articles of the Company; provided, however, that the inclusion of Part 22 in the Articles is conditional upon shareholder approval of the alteration of the Company's authorized share structure to create Class A Preference shares issuable in series."

Other Matters

The management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Financial information relating of MEGASTAR DEVELOPMENT CORP. is provided in the Company's comparative financial statements for the financial year ended February 28, 2004. Shareholders may contact the company to request copies of financial statements at the following address: Unit #5, 9110 Glover Road, PO Box 865, Fort Langley, BC V1M 2S2.

CERTIFICATE

The content and sending of this information circular has been approved by the Company's Board of Directors.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated as of the 21st day of May, 2004

"Peter Haladin"
PETER HALADIN
President and Chief Executive Officer

Incorporation No. 282946

BUSINESS CORPORATIONS ACT

ARTICLES

OF

MEGASTAR DEVELOPMENT CORP.

Table of Contents

Incorporation No. 282946

BUSINESS CORPORATIONS ACT

ARTICLES

OF

MEGASTAR DEVELOPMENT CORP.

(the "Company")

PART 1– INTERPRETATION

1.1 **Definitions**

Without limiting Article 1.2, in these Articles, unless the context requires otherwise:

"adjourned meeting" means the meeting to which a meeting is adjourned under Article 8.7 or 8.11;

"board" and **"directors"** mean the directors or sole director of the Company for the time being;

"Business Corporations Act" means the *Business Corporations Act*, S.B.C. 2002, c.57, and includes its regulations;

"Interpretation Act" means the *Interpretation Act*, R.S.B.C. 1996, c. 238;

"trustee", in relation to a shareholder, means the personal or other legal representative of the shareholder, and includes a trustee in bankruptcy of the shareholder.

1.2 **Business Corporations Act definitions apply**

The definitions in the *Business Corporations Act* apply to these Articles.

1.3 **Interpretation Act applies**

The *Interpretation Act* applies to the interpretation of these Articles as if these Articles were an enactment.

1.4 **Conflict in definitions**

If there is a conflict between a definition in the *Business Corporations Act* and a definition or rule in the *Interpretation Act* relating to a term used in these Articles, the definition in the *Business Corporations Act* will prevail in relation to the use of the term in these Articles.

1.5 **Conflict between Articles and legislation**

If there is a conflict between these Articles and the *Business Corporations Act*, the *Business Corporations Act* will prevail.

PART 2 – SHARES AND SHARE CERTIFICATES

2.1 **Form of share certificate**

Each share certificate issued by the Company must comply with, and be signed as required by, the *Business Corporations Act*.

2.2 Right to share certificate

Each shareholder is entitled, without charge, to one certificate representing the share or shares of each class or series of shares held by the shareholder.

2.3 Sending of share certificate

Any share certificate to which a shareholder is entitled may be sent to the shareholder by mail and neither the Company nor any agent is liable for any loss to the shareholder because the certificate sent is lost in the mail or stolen.

2.4 Replacement of worn out or defaced certificate

If the directors are satisfied that a share certificate is worn out or defaced, they must, on production to them of the certificate and on such other terms, if any, as they think fit,

(a) order the certificate to be cancelled, and

(b) issue a replacement share certificate.

2.5 Replacement of lost, stolen or destroyed certificate

If a share certificate is lost, stolen or destroyed, a replacement share certificate must be issued to the person entitled to that certificate if the directors receive

(a) proof satisfactory to them that the certificate is lost, stolen or destroyed, and

(b) any indemnity the directors consider adequate.

2.6 Splitting share certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name 2 or more certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate so surrendered, the Company must cancel the surrendered certificate and issue replacement share certificates in accordance with that request.

PART 3 – ISSUE OF SHARES

3.1 Directors authorized to issue shares

The directors may, subject to the rights of the holders of the issued shares of the Company, issue, allot, sell, grant options on or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices that the directors, in their absolute discretion, may determine.

3.2 Company need not recognize unregistered interests

Except as required by law or these Articles, the Company need not recognize or provide for any person's interests in or rights to a share unless that person is the shareholder of the share.

PART 4 – SHARE TRANSFERS

4.1 Recording or registering transfer

A transfer of a share of the Company must not be recorded or registered

(a) unless a duly signed instrument of transfer in respect of the share has been received by the Company and the certificate representing the share to be transferred has been surrendered and cancelled, or

(b) if no certificate has been issued by the Company in respect of the share, unless a duly signed instrument of transfer in respect of the share has been received by the Company.

4.2 **Form of instrument of transfer**

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

4.3 **Signing of instrument of transfer**

If a shareholder, or his or her duty authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer, or, if no number is specified, all the shares represented by share certificates deposited with the instrument of transfer,

(a) in the name of the person named as transferee in that instrument of transfer, or

(b) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the share certificate is deposited for the purpose of having the transfer registered.

4.4 **Enquiry as to title not required**

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

4.5 **Transfer fee**

There must be paid to the Company, in relation to the registration of any transfer, the amount determined by the directors.

PART 5 – ACQUISITION OF SHARES

5.1 **Company authorized to purchase shares**

Subject to the special rights and restrictions attached to any class or series of shares, the Company may, if it is authorized to do so by the directors, purchase or otherwise acquire any of its shares.

5.2 **Company authorized to accept surrender of shares**

The Company may, if it is authorized to do so by the directors, accept a surrender of any of its shares by way of gift or for cancellation.

5.3 **Company authorized to convert fractional shares into whole shares**

The Company may, if it is authorized to do so by the directors, convert any of its fractional shares into whole shares in accordance with, and subject to the limitations contained in, the *Business Corporations Act*.

PART 6 – BORROWING POWERS

6.1 **Powers of directors**

The directors may from time to time on behalf of the Company

(a) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate,

(b) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person,

(c) guarantee the repayment of money by any other person or the performance of any obligation of any other person, and

(d) mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future undertaking of the Company.

PART 7 – GENERAL MEETINGS

7.1 Annual general meetings

Unless an annual general meeting is deferred or waived in accordance with section 182(2)(a) or (c) of the *Business Corporations Act*, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual general meeting.

7.2 When annual general meeting is deemed to have been held

If all of the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the *Business Corporations Act* to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 7.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

7.3 Calling of shareholder meetings

The directors may, whenever they think fit, call a meeting of shareholders.

7.4 Notice for meetings of shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a) if and for so long as the Company is a public company, 21 days;

(b) otherwise, 10 days.

7.5 Record date for notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a) if and for so long as the Company is a public company, 21 days;

(b) otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

7.6 Record date for voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

7.7 Failure to give notice and waiver of notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

7.8 Notice of special business at meetings of shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 8.1, the notice of meeting must:

(a) state the general nature of the special business; and

(b) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i) at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(ii) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

PART 8 – PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

8.1 Special business

At a meeting of shareholders, the following business is special business:

(a) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b) at an annual general meeting, all business is special business except for the following:

(i) business relating to the conduct of or voting at the meeting;

(ii) consideration of any financial statements of the Company presented to the meeting;

(iii) consideration of any reports of the directors or auditor;

(iv) the setting or changing of the number of directors;

(v) the election or appointment of directors;

(vi) the appointment of an auditor;

(vii) the setting of the remuneration of an auditor;

(viii) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(ix) any other business which, under these Articles or the *Business Corporations Act*, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

8.2 Special majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

8.3 Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is 2 persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 1/20 of the issued shares entitled to be voted at the meeting.

8.4 One shareholder may constitute quorum

If there is only one shareholder entitled to vote at a meeting of shareholders,

(a) the quorum is one person who is, or who represents by proxy, that shareholder, and

(b) that shareholder, present in person or by proxy, may constitute the meeting.

8.5 Other persons may attend

The directors, the president, if any, the secretary, if any, and any lawyer or auditor for the Company are entitled to attend any meeting of shareholders, but if any of those persons do attend a meeting of shareholders, that person is not to be counted in the quorum, and is not entitled to vote at the meeting, unless that person is a shareholder or proxy holder entitled to vote at the meeting.

8.6 Requirement of quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote at the meeting is present at the commencement of the meeting.

8.7 Lack of quorum

If, within 1/2 hour from the time set for the holding of a meeting of shareholders, a quorum is not present,

(a) in the case of a general meeting convened by requisition of shareholders, the meeting is dissolved, and

(b) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

8.8 Lack of quorum at succeeding meeting

If, at the meeting to which the first meeting referred to in Article 8.7 was adjourned, a quorum is not present within 1/2 hour from the time set for the holding of the meeting, the persons present and who are, or who represent by proxy, shareholders entitled to attend and vote at the meeting constitute a quorum.

8.9 Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(a) the chair of the board, if any;

(b) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

8.10 Alternate chair

At any meeting of shareholders, the directors present must choose one of their number to be chair of the meeting if: (a) there is no chair of the board or president present within 15 minutes after the time set for holding the meeting; (b) the chair of the board and the president are unwilling to act as chair of the meeting; or (c) if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting. If, in any of the foregoing circumstances, all of the directors present decline to accept the position of chair or fail to choose one of their number to be chair of the meeting, or if no director is present, the shareholders present in person or by proxy must choose any person present at the meeting to chair the meeting.

8.11 Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

8.12 Notice of adjourned meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

8.13 Motion need not be seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

8.14 Manner of taking a poll

Subject to Article 8.15, if a poll is duly demanded at a meeting of shareholders,

(a) the poll must be taken

(i) at the meeting, or within 7 days after the date of the meeting, as the chair of the meeting directs, and

(ii) in the manner, at the time and at the place that the chair of the meeting directs,

(b) the result of the poll is deemed to be a resolution of, and passed at, the meeting at which the poll is demanded, and

(c) the demand for the poll may be withdrawn.

8.15 Demand for a poll on adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting,

8.16 Demand for a poll not to prevent continuation of meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

8.17 Poll not available in respect of election of chair

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

8.18 Casting of votes on poll

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

8.19 Chair must resolve dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the same, and his or her determination made in good faith is final and conclusive.

8.20 Chair has second vote

In case of an equality of votes, the chair of a meeting of shareholders will, either on a show of hands or on a poll, have a casting or second vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

8.21 Declaration of result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting.

8.22 Meetings by telephone or other communications medium

A shareholder or proxy holder who is entitled to participate in a meeting of shareholders may do so in person, or by telephone or other communications medium, if all shareholders and proxy holders participating in the meeting are able to communicate with each other; provided, however, that nothing in this Section shall obligate the Company to take any action or provide any facility to permit or facilitate the use of any communications medium at a meeting of shareholders. If one or more shareholders or proxy holders participate in a meeting a shareholders in a manner contemplated by this Section,

(a) each such shareholder or proxy holder shall be deemed to be present at the meeting, and

(b) the meeting shall be deemed to be held at the location specified in the notice of the meeting.

PART 9 – VOTES OF SHAREHOLDERS

9.1 Voting rights

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint registered holders of shares under Article 9.3,

(a) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote at the meeting has one vote, and

(b) on a poll, every shareholder entitled to vote has one vote in respect of each share held by that shareholder that carries the right to vote on that poll and may exercise that vote either in person or by proxy.

9.2 Trustee of shareholder may vote

A person who is not a shareholder may vote on a resolution at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting in relation to that resolution, if, before doing so, the person satisfies the chair of the meeting at which the resolution is to be considered, or satisfies all of the directors present at the meeting, that the person is a trustee for a shareholder who is entitled to vote on the resolution.

9.3 Votes by joint shareholders

If there are joint shareholders registered in respect of any share,

(a) any one of the joint shareholders, but not both or all, may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it, or

(b) if more than one of the joint shareholders is present at any meeting, personally or by proxy, the joint shareholder present whose name stands first on the central securities register in respect of the share is alone entitled to vote in respect of that share.

9.4 Trustees as joint shareholders

Two or more trustees of a shareholder in whose sole name any share is registered are, for the purposes of Article 9.3, deemed to be joint shareholders.

9.5 Representative of a corporate shareholder

If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and,

(a) for that purpose, the instrument appointing a representative must

(i) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least 2 business days before the day set for the holding of the meeting, or

(ii) be provided, at the meeting, to the chair of the meeting, and

(b) if a representative is appointed under this Article 9.5,

(i) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder, and

(ii) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

9.6 When proxy provisions do not apply

Articles 9.7 to 9.13 do not apply to the Company if and for so long as it is a public company.

9.7 Appointment of proxy holder

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint a proxy holder to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

9.8 Alternate proxy holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

9.9 When proxy holder need not be shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if

(a) the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 9.5,

(b) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting, or

(c) the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

9.10 Form of proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

(Name of Company)

The undersigned, being a shareholder of the above named Company, hereby appoints .... or, failing that person, ..., as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders to be held on the day of and at any adjournment of that meeting.

Signed this .... day of ...., ...

....

Signature of shareholder

9.11 Provision of proxies

A proxy for a meeting of shareholders must

(a) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, 2 business days, before the day set for the holding of the meeting, or

(b) unless the notice provides otherwise, be provided at the meeting to the chair of the meeting.

9.12 Revocation of proxies

Subject to Article 9.13, every proxy may be revoked by an instrument in writing that is

(a) received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used, or

(b) provided at the meeting to the chair of the meeting.

9.13 Revocation of proxies must be signed

An instrument referred to in Article 9.12 must be signed as follows:

(a) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her trustee;

(b) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 9.5.

9.14 Validity of proxy votes

A vote given in accordance with the terms of a proxy is valid despite the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received

(a) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used, or

(b) by the chair of the meeting, before the vote is taken.

9.15 Production of evidence of authority to vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

PART 10 – DIRECTORS

10.1 Number of directors

The number of directors, excluding additional directors appointed under Article 11.8, is set at:

(a) if the Company is a public company, the greater of three and the number most recently established:

(i) by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii) under Article 11.4;

(b) if the Company is not a public company, the number most recently established:

(i) by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii) under Article 11.4.

10.2 Change in number of directors

If the number of directors is set under Articles 10.1(a)(i) or 10.1(b)(i):

(a) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(b) if, contemporaneously with setting that number, the shareholders do not elect or appoint the directors needed to fill vacancies in the board of directors up to that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

10.3 Directors' acts valid despite vacancy

An act or proceeding of the directors is not invalid merely because fewer directors have been appointed or elected than the number of directors set or otherwise required under these Articles.

10.4 Qualifications of directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the *Business Corporations Act* to become, act or continue to act as a director.

10.5 Remuneration of directors

The directors are entitled to the remuneration, if any, for acting as directors as the directors may from time to time determine. If the directors so decide, the remuneration of the directors will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to a director in such director's capacity as an officer or employee of the Company.

10.6 Reimbursement of expenses of directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

10.7 Special remuneration for directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

10.8 Gratuity, pension or allowance on retirement of director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

PART 11 – ELECTION AND REMOVAL OF DIRECTORS

11.1 Election at annual general meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 7.2:

(a) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b) all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a), but are eligible for re-election or re-appointment.

11.2 Consent to be a director

No election, appointment or designation of an individual as a director is valid unless:

(a) that individual consents to be a director in the manner provided for in the *Business Corporations Act*; or

(b) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director.

11.3 Failure to elect or appoint directors

If:

(a) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 7.2, on or before the date by which the annual general meeting is required to be held under the *Business Corporations Act*; or

(b) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 7.2, to elect or appoint any directors;

then each director in office at such time continues to hold office until the earlier of:

(c) the date on which his or her successor is elected or appointed; and

(d) the date on which he or she otherwise ceases to hold office under the *Business Corporations Act* or these Articles.

11.4 Places of retiring directors not filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to fill the vacancies in the number of directors set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

11.5 Directors may fill casual vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

11.6 Remaining directors' power to act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or for the purpose of summoning a meeting of shareholders to fill any vacancies on the board of directors or for any other purpose permitted by the *Business Corporations Act*.

11.7 Shareholders may fill vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

11.8 Additional directors

Notwithstanding Articles 10.1 and 10.2, between annual general meetings or unanimous resolutions contemplated by Article 7.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 11.8 must not at any time exceed:

(a) one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b) in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 11.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 11.1(a), but is eligible for re-election or re-appointment.

11.9 Ceasing to be a director

A director ceases to be a director when:

(a) the term of office of the director expires;

(b) the director dies;

(c) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d) the director is removed from office pursuant to Articles 11.10 or 11.11.

11.10 Removal of director by shareholders

The Shareholders may, by special resolution, remove any director before the expiration of his or her term of office, and may, by ordinary resolution, elect or appoint a director to fill the resulting vacancy. If the shareholders do not contemporaneously elect or appoint a director to fill the vacancy created by the removal of a director, then the directors may appoint, or the shareholders may elect or appoint by ordinary resolution, a director to fill that vacancy.

11.11 Removal of director by directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

PART 12 – PROCEEDINGS OF DIRECTORS

12.1 Meetings of directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the board held at regular intervals may be held at the place, at the time and on the notice, if any, that the board may by resolution from time to time determine.

12.2 Chair of meetings

Meetings of directors are to be chaired by

(a) the chair of the board, if any,

(b) in the absence of the chair of the board, the president, if any, if the president is a director, or

(c) any other director chosen by the directors if

(i) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting,

(ii) neither the chair of the board nor the president, if a director, is willing to chair the meeting, or

(iii) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

12.3 Voting at meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

12.4 Meetings by telephone or other communications medium

A director may participate in a meeting of the directors or of any committee of the directors in person, or by telephone or other communications medium, if all directors participating in the meeting are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 12.4 is deemed for all purposes of the *Business Corporations Act* and these Articles to be present at the meeting and to have agreed to participate in that manner.

12.5 Who may call extraordinary meetings

A director may call a meeting of the board at any time. The secretary, if any, must on request of a director , call a meeting of the board.

12.6 Notice of extraordinary meetings

Subject to Articles 12.7 and 12.8, if a meeting of the board is called under Article 12.4, reasonable notice of that meeting, specifying the place, date and time of that meeting, must be given to each of the directors

(a) by mail addressed to the director's address as it appears on the books of the Company or to any other address provided to the Company by the director for this purpose,

(b) by leaving it at the director's prescribed address or at any other address provided to the Company by the director for this purpose, or

(c) orally, by delivery of written notice or by telephone, voice mail, e-mail, fax or any other method of legibly transmitting messages.

12.7 When notice not required

It is not necessary to give notice of a meeting of the directors to a director if

(a) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed or is the meeting of the directors at which that director is appointed, or

(b) the director has filed a waiver under Article 12.9.

12.8 Meeting valid despite failure to give notice

The accidental omission to give notice of any meeting of directors to any director, or the non-receipt of any notice by any director, does not invalidate any proceedings at that meeting.

12.9 Waiver of notice of meetings

Any director may file with the Company a document signed by the director waiving notice of any past, present or future meeting of the directors and may at any time withdraw that waiver with respect to meetings of the directors held after that withdrawal.

12.10 Effect of waiver

After a director files a waiver under Article 12.9 with respect to future meetings of the directors, and until that waiver is withdrawn, notice of any meeting of the directors need not be given to that director unless the director otherwise requires in writing to the Company.

12.11 Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is a majority of the directors.

12.12 If only one director

If there is only one director, the quorum necessary for the transaction of the business of the directors is one director, and that director may constitute a meeting.

PART 13 – COMMITTEES OF DIRECTORS

13.1 Appointment of committees

The directors may, by resolution,

(a) appoint one or more committees consisting of the director or directors that they consider appropriate,

(b) delegate to a committee appointed under paragraph (a) any of the directors' powers, except

(i) the power to fill vacancies in the board,

(ii) the power to change the membership of, or fill vacancies in, any committee of the board, and

(iii) the power to appoint or remove officers appointed by the board, and

(c) make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution.

13.2 Obligations of committee

Any committee formed under Article 13.1, in the exercise of the powers delegated to it, must

(a) conform to any rules that may from time to time be imposed on it by the directors, and

(b) report every act or thing done in exercise of those powers to the earliest meeting of the directors to be held after the act or thing has been done.

13.3 **Powers of board**

The board may, at any time,

(a) revoke the authority given to a committee, or override a decision made by a committee, except as to acts done before such revocation or overriding,

(b) terminate the appointment of, or change the membership of, a committee, and

(c) fill vacancies in a committee.

13.4 **Committee meetings**

Subject to Article 13.2(a),

(a) the members of a directors' committee may meet and adjourn as they think proper,

(b) a directors' committee may elect a chair of its meetings but, if no chair of the meeting is elected, or if at any meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting,

(c) a majority of the members of a directors' committee constitutes a quorum of the committee, and

(d) questions arising at any meeting of a directors' committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting has no second or casting vote.

PART 14 – OFFICERS

14.1 **Appointment of officers**

The board may, from time to time, appoint a president, secretary or any other officers that it considers necessary, and none of the individuals appointed as officers need be a member of the board.

14.2 **Functions, duties and powers of officers**

The board may, for each officer,

(a) determine the functions and duties the officer is to perform,

(b) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit, and

(c) from time to time revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

14.3 **Remuneration**

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the board thinks fit and are subject to termination at the pleasure of the board.

PART 15 – CERTAIN PERMITTED ACTIVITIES OF DIRECTORS

15.1 **Other office of director**

A director may hold any office or place of profit with the Company (other than the office of auditor of the Company) in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

15.2 No disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise.

15.3 Professional services by director or officer

Subject to compliance with the provisions of the *Business Corporations Act*, a director or officer of the Company, or any corporation or firm in which that individual has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such corporation or firm is entitled to remuneration for professional services as if that individual were not a director or officer.

15.4 Remuneration and benefits received from certain entities

A director or officer may be or become a director, officer or employee of, or may otherwise be or become interested in, any corporation, firm or entity in which the Company may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the *Business Corporations Act*, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other corporation, firm or entity.

PART 16 – INDEMNIFICATION

16.1 Indemnification of directors

The directors must cause the Company to indemnify its directors and former directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by Division 5 of Part 5 of the *Business Corporations Act*.

16.2 Deemed contract

Each director is deemed to have contracted with the Company on the terms of the indemnity referred to in Article 16.1.

PART 17 – AUDITOR

17.1 Remuneration of an auditor

The directors may set the remuneration of the auditor of the Company.

17.2 Waiver of appointment of an auditor

The Company shall not be required to appoint an auditor if all of the shareholders of the Company, whether or not their shares otherwise carry the right to vote, resolve by a unanimous resolution to waive the appointment of an auditor. Such waiver may be given before, on or after the date on which an auditor is required to be appointed under the *Business Corporations Act*, and is effective for one financial year only.

PART 18 – DIVIDENDS

18.1 Declaration of dividends

Subject to the rights, if any, of shareholders holding shares with special rights as to dividends, the directors may from time to time declare and authorize payment of any dividends the directors consider appropriate.

18.2 No notice required

The directors need not give notice to any shareholder of any declaration under Article 18.1.

18.3 Directors may determine when dividend payable

Any dividend declared by the directors may be made payable on such date as is fixed by the directors.

18.4 Dividends to be paid in accordance with number of shares

Subject to the rights of shareholders, if any, holding shares with special rights as to dividends, all dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

18.5 Manner of paying dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of paid up shares or fractional shares, bonds, debentures or other debt obligations of the Company, or in any one or more of those ways, and, if any difficulty arises in regard to the distribution, the directors may settle the difficulty as they consider expedient, and, in particular, may set the value for distribution of specific assets.

18.6 Dividend bears no interest

No dividend bears interest against the Company.

18.7 Fractional dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

18.8 Payment of dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed

(a) subject to paragraphs (b) and (c), to the address of the shareholder,

(b) subject to paragraph (c), in the case of joint shareholders, to the address of the joint shareholder whose name stands first on the central securities register in respect of the shares, or

(c) to the person and to the address as the shareholder or joint shareholders may direct in writing.

18.9 Receipt by joint shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

PART 19 – ACCOUNTING RECORDS

19.1 Recording of financial affairs

The board must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the provisions of the *Business Corporations Act*.

PART 20 – EXECUTION OF INSTRUMENTS UNDER SEAL

20.1 Who may attest seal

The Company's seal, if any, must not be impressed on any record except when that impression is attested by the signature or signatures of

(a) any 2 directors,

(b) any officer, together with any director,

(c) if the Company has only one director, that director, or

(d) any one or more directors or officers or persons as may be determined by resolution of the directors.

20.2 Sealing copies

For the purpose of certifying under seal a true copy of any resolution or other document, the seal must be impressed on that copy and, despite Article 20.1, may be attested by the signature of any director or officer.

PART 21 – NOTICES

21.1 Method of giving notice

Unless the *Business Corporations Act* or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the *Business Corporations Act* or these Articles to be sent by or to a person may be sent by any one of the following methods:

(a) mail addressed to the person at the applicable address for that person as follows:

(i) for a record mailed to a shareholder, the shareholder's registered address;

(ii) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(iii) in any other case, the mailing address of the intended recipient;

(b) delivery at the applicable address for that person as follows, addressed to the person:

(i) for a record delivered to a shareholder, the shareholder's registered address;

(ii) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(iii) in any other case, the delivery address of the intended recipient;

(c) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(e) physical delivery to the intended recipient.

21.2 Deemed receipt of mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 21.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

21.3 Certificate of sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 21.1, prepaid and mailed or otherwise sent as permitted by Article 21.1 is conclusive evidence of that fact.

21.4 Notice to joint shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

21.5 Notice to trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a) mailing the record, addressed to them:

(i) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(ii) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b) if an address referred to in Article 21.5(a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

PART 22 - SPECIAL RIGHTS AND RESTRICTIONS

22.1 Common shares

Each Common share shall entitle the holder thereof to notice of and to attend and to cast ONE (1) vote for each matter to be decided at a general meeting of the Company.

22.2 Class A Preference shares issuable in series

The Class A Preference shares may include one or more series and, subject to the Business Corporations Act (British Columbia), the directors may, by resolution, if none of the shares of any particular series are issued, alter the Articles of the Company and authorize the alteration of the Notice of Articles of the Company, as the case may be, to do one or more of the following:

determine the maximum number of shares of that series that the Company is authorized to issue, determine that there is no such maximum number, or alter any such determination;

create an identifying name for the shares of that series, or alter any such identifying name; and

attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions.

22.3 Dissolution or winding up

The holders of Class A Preference shares shall be entitled, on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, to receive, before any distribution is made to the holders of Common shares or any other shares of the Company ranking junior to the Class A Preference shares with respect to the repayment of capital on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the amount paid up with respect to each Class A Preference share held by them, together with the fixed premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon, which for such purpose shall be calculated as if such dividends were accruing on a day-to-day basis up to the date of such distribution, whether or not earned or declared, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon. After payment to the holders of the Class A Preference shares of the amounts so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Company, except as specifically provided in the special rights and restrictions attached to any particular series.

22.4 Class A Preference shares do not confer right to receive notice of, attend or vote at general meetings

Except for such rights relating to the election of directors on a default in payment of dividends as may be attached to any series of the Class A Preference shares by the directors, holders of Class A Preference shares shall not be entitled, as such, to receive notice of, or to attend or vote at, any general meeting of shareholders of the Company.

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

X Schedule B

(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Megastar Development Corp.	**February 29, 2004**	**04/05/26**

ISSUER'S ADDRESS **9110 Glover Road, Suite #5, PO Box 865**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Fort Langley	**BC**	**V1M 2S2**	**604-888-3268**	**604-888-0786**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Peter Haladin	**Director**	**604-888-0786**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
haladin@bc-alter.net	**megastardevelopment.com**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Peter Haladin"	**PETER HALADIN**	**04/05/26**
"Dusan Berka"	**DUSAN BERKA**	**04/05/26**

(Electronic signatures should be entered in "quotations")

MEGASTAR DEVELOPMENT CORP.
YEAR END REPORT
for the year ended February 29, 2004

Schedule A: Financial Information
– See consolidated financial statements attached

Schedule B: Supplementary Information

1. Analysis of expenses and deferred costs:

Administrative Expenses
– See consolidated financial statements attached

Deferred Costs
– See consolidated financial statements attached

2. Related party transactions:
– See Note 5 to the consolidated financial statements attached

3. Summary of securities issued and options granted during the period:

a) Summary of common shares issued:

Date	Type	Number	Price	Net Proceeds	Consideration
Apr. 22/03	Private placement	800,000	$0.12	$ 96,000	Cash
Jul. 17/03	Exercise of options	100,000	$0.14	$ 14,000	Cash
Oct. 10/03	Exercise of options	100,000	$0.13	$ 13,000	Cash
Oct. 17/03	Exercise of options	100,000	$0.13	$ 13,000	Cash
Nov. 21/03	Exercise of options	100,000	$0.13	$ 13,000	Cash
Dec. 4/03	Exercise of options	52,068	$0.13	$ 6,769	Cash
Dec. 4/03	Exercise of options	42,000	$0.12	$ 5,040	Cash
Jan. 26/04	Private placement	1,350,000	$0.11	$ 148,500	Cash
Jan. 26/05	Exercise of options	53,544	$0.11	$ 5,890	Cash

b) Summary of options granted during the period:

Date Granted	Optionee	Number	Price	Expiry Date
Mar. 6/03	James Reamsbottom	150,000	$0.13	Mar. 6/08
Mar. 6/03	Peter Haladin	352,068	$0.13	Mar. 6/08
Dec. 5/03	Peter Haladin	53,544	$0.11	Dec. 5/08
Dec. 5/03	Dusan Berka	310,000	$0.11	Dec. 5/08
Dec. 5/03	Hanif Sachedina	310,000	$0.11	Dec. 5/08

4. Summary of securities as at the end of the reporting period:

a) Authorized share capital
   – See Note 4 of the consolidated financial statements

b) Number and recorded value for shares issued and outstanding
   – See Note 4 of the consolidated financial statements

c) Summary of options, warrants and convertible securities outstanding
   – See Note 4 of the consolidated financial statements

d) Total number of shares in each class of shares subject to escrow or pooling agreements: 131,250 common shares

5. List of Directors and Officers: Peter Haladin, President, Director and CEO
James Reamsbotton, Director, Secretary and CFO
Dusan Berka, Director
Hanif Sachedina, Director

Schedule C: Management Discussion
– See attached

MEGASTAR DEVELOPMENT CORP.
YEAR END REPORT
for the year ended February 29, 2004

Schedule C: Management Discussion and Analysis

Nature of Business:

Megastar Development Corp. (thereafter "The Company") is involved in the acquisition, exploration and development of mineral resource properties with and has not yet determined whether these properties contain mineral reserves that are economically recoverable.

The continued operations of the Company and the recoverability of the amounts shown for the mineral property and related deferred costs is dependent upon discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production.

Properties: **Simkar Property, Quebec**

An increased amount of activity has been observed in "Val d'Or region" of Quebec with the rise in gold prices.

Historically, AUR Resources Inc. has been actively exploring the area surrounding the Simkar Property. However, on March 17, 2004, Alexis Minerals Corp. announced that it has entered into an option agreement to acquire all Aur Resources' interests in 18 additional gold and base metal properties in the Val d'Or camp, Quebec. The properties cover 11,195.82 hectares (111.9 square kilometres) of highly prospective gold and base metal exploration tenements and include the Bonnefond, Louvex, Bevcon, Abitibi, Sleepy Lake, Mainstreet, Dumont, Lugold, Courageous, Chimo, Dunraine, Beacon, Columbiere, Annamaque, Faraday, Standard Gold, Manitou and Auriac properties. The transaction makes Alexis the largest single landholder in the Val d'Or camp, a world-class gold and base metal mining camp. The collective land position of Alexis will increase to over 270 square kilometres, covering eight past-producing mines and an existing fully permitted gold plant. A detailed property map of the land position is available at its Web site at. www.alexisminerals.com.

The Company has spent over $800,000 on a drilling program 7 years ago indicating approximately 100,000 ounces of gold.

The Company has received an engineering report recommending a further drilling program on the Simkar Property and the management is discussing the program with drilling operators in the Val d'Or area of Quebec.

Properties: **Otish Mountain Claims, Quebec**

During the year ended February 28, 2002, The Company acquired a 100% interest in 2,500 hectares in Otish Moutain Region of Quebec from Quebec Ministry of Natural Resources for cash of $10,000.

On April 2, 2004 the Company announced that it has elected not to proceed with the maintenance or exploration of the mineral claims in the Otish mountain region of Quebec, acquired from the Quebec Ministry of Natural Resources in 2002, and will let them lapse.

Properties: **Debut Property, Nevada**

On March 15, 2004, the Company signed a letter of intent (thereafter "LOI") to enter into an option agreement with Golden Patriot (GPTC) to acquire a 50% interest in the Debut gold property located in Elko county, Nevada. Under the terms of the option, Megastar Development will incur work exploration and development costs of $1-million (U.S.), and will pay GPTC a cash consideration of $201,600 (U.S.) and issue 500,000 shares over five years. This transaction is subject to approval of the TSX Venture Exchange.

On May 14, 2004, the Company announced that it has decided not to proceed with this LOI. The Company will maintain its focus on advancing the exploration of the 100% owned Simkar property in Louvicourt Township, Quebec, to a stage of drilling in the near future.

Discussion of Operations and Financial Conditions:

During the period under review the Company incurred any exploration expenditures totaling $25,264 on the Simkar Property.

The Company did not earn any income during the period while incurring expenses of $110,097 as compared to expenses of $111,395 during the comparative period.

Management and administrative fees for the twelve months ended February 29, 2004, totalled $28,500 and $24,000 respectively, compared to $30,000 and $24,000 for the twelve months ended February 28, 2003.

For the twelve months ended February 29, 2004, the Company paid expenditures to related parties which amounted to $65,100. These expenses were incurred with directors/officers and a company with directors in common. Other significant administrative expenses incurred in the following:

(1) Filing and transfer agent fees – ($10,278 in 2004 compared to $5,381 in 2003) due to the increased filings with the stock exchange and share issuance for financings.

(2) Legal fees – ($12,627 in 2004 compared to $6,815 in 2003) as a result of additional agreements required for preparation of financings and property acquisitions.

For a detailed analysis of expenditures refer to the financial statements.

There were no legal proceedings against the Company during the period.

The Company did not enter into any other material contracts during the period.

Management:

On December 8, 2003, Megastar Development Corp. announced that it appointed Dusan Berka, P. Eng. and Hanif Sachedina, as directors of the company, effective immediately.

Mr. Berka has over 31 years of international experience in marketing, sales and business administration. He also has extensive experience in the financing, management, marketing, promotion and administration of public companies, as well as in corporate finance, communication, shareholder information and public relation and contract negotiations.

Mr. Sachedina has over five years of international business and marketing experience, and is currently an analyst with a major utility in Western Canada. Mr. Sachedina studied at the National University of Singapore and at Simon Fraser University, and received a degree in business administration, with concentrations in international business and marketing. Mr. Sachedina also holds a certificate in liberal arts from Simon Fraser University and a certificate in Internet marketing strategy from the University of British Columbia.

The Company also announced that Jerry Minni resigned from the board of directors.

Financing and Share Issuances:

During the year ended February 29, 2004, the Company arranged flow-through and non flow-through financing as follows:

(1) As announced on January 27, 2004, the Company closed its private placement in respect of 300,000 flow-through units and 1.05 million non-flow-through units, at $0.11 per unit for total gross proceeds of $148,500. Each unit consists of one share plus one share purchase warrants exercisable for two years at an exercise price of $0.15 per unit. The shares and warrants issued are subject to a hold period of four months expiring April 30, 2004. The Company issued 1,350,000 shares at $0.11/share to net the treasury $148,500. Proceeds of the private placement will be used to finance exploration on the company's Simkar gold property in Louvicourt township near Val d'Or, Que., and for general working capital.

(2) As announced on April 4, 2004, the Company closed its private placement in respect of 250,000 flow-through units and 350,000 non-flow-through units, at $0.17 per unit for total gross proceeds of $102,000. Each unit consists of one share plus one share purchase warrant exercisable for two years at an exercise price of $0.23 per share. The shares and warrants issued are subject to a hold period of four months, expiring July 12, 2004. The Company issued 600,000 shares at $0.17/share to net the treasury $102,000. Proceeds of the private placement will be used to finance historical data compilation, field exploration and drilling program on the company's Simkar gold property in Louvicourt township near Val d'Or, Que., to evaluate debut gold property located in north-eastern Nevada and for general working capital.

During the year ended February 29, 2004, the Company received $70,699 from the exercise of stock options and $96,000 from other private placements financings. The proceeds were used for general working capital.

Investor Relations Activities:

The Company has not entered into investor relations agreement during the period.

Working Capital:

As at February 29, 2004, the Company has working capital of $70,875. Management believes cash on hand, as set out in Schedule A as well as subsequent financings received, is adequate to cover General and Administrative costs as well as budgeted expenditures through the 2004 exploration season.

On Behalf of the Board

MEASTAR DEVELOPMENT CORP.

"*Peter Haladin*"

Peter Haladin, President

MEGASTAR DEVELOPMENT CORP.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

February 29, 2004 and February 28, 2003

TERRY AMISANO LTD.
KEVIN HANSON, CA

AMISANO HANSON
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders,
Megastar Development Corp.

We have audited the consolidated balance sheets of Megastar Development Corp. as at February 29, 2004 and February 28, 2003 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 29, 2004 and February 28, 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Vancouver, Canada
May 24, 2004

"*Amisano Hanson*"
Chartered Accountants

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net

MEGASTAR DEVELOPMENT CORP.
CONSOLIDATED BALANCE SHEETS
February 29, 2004 and February 18, 2003

ASSETS		2004		2003
Current				
Cash – Note 4	$	82,668	$	11,843
GST receivable		3,942		1,497
Prepaid expenses – Note 5		2,140		-
		88,750		13,340
Resource properties – Schedule 1 and Note 3		25,264		11,323
	$	114,014	$	24,663
LIABILITIES				
Current				
Accounts payable – Note 5	$	15,817	$	35,240
Due to related parties – Note 5		2,058		62,063
		17,875		97,303
SHAREHOLDERS' EQUITY (DEFICIENCY)				
Share capital – Notes 4 and 8		5,178,280		4,874,081
Shares subscribed		-		14,000
Deficit		(5,082,141)		(4,960,721)
		96,139		(72,640)
	$	114,014	$	24,663

Nature and Continuance of Operations – Note 1
Commitments – Notes 4 and 8
Subsequent Events – Note 8

APPROVED BY THE DIRECTORS:

"Peter Haladin" ____________________, Director

"Dusan Berka" ____________________, Director

SEE ACCOMPANYING NOTES

MEGASTAR DEVELOPMENT CORP.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the years ended February 29, 2004 and February 28, 2003

	2004	2003
Administrative Expenses		
Accounting and audit fees – Note 5	$ 12,975	$ 16,325
Administrative fees – Note 5	24,000	24,000
Bank charges and interest	145	172
Filing fees	10,278	5,381
Investor relations (recovery)	(2,934)	3,037
Legal fees	12,627	6,815
Management fees – Note 5	28,500	30,000
Office, telephone and miscellaneous – Note 5	8,294	7,868
Transfer agent fees	6,644	5,513
Travel and promotion	9,568	12,284
Loss before other item	(110,097)	(111,395)
Other Item:		
Write-down of resource properties	(11,323)	-
Net loss for the year	(121,420)	(111,395)
Deficit, beginning of year	(4,960,721)	(4,849,326)
Deficit, end of year	$ (5,082,141)	$ (4,960,721)
Basic and diluted loss per share	$ (0.01)	$ (0.02)

SEE ACCOMPANYING NOTES

MEGASTAR DEVELOPMENT CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended February 29, 2004 and February 28, 2003

	2004	2003
Operating Activities		
Net loss for the year	$ (121,420)	$ (111,395)
Add item not involving cash:		
Write-down of resource properties	11,323	-
	(110,097)	(111,395)
Changes in non-cash working capital items:		
GST receivable	(2,445)	687
Prepaid expenses	(2,140)	-
Advance receivable	-	1,340
Accounts payable	(19,423)	(5,498)
	(134,105)	(114,866)
Investing Activity		
Resource properties expenditures	(25,264)	-
Financing Activities		
Issue of common shares	259,199	43,196
Share subscriptions	-	14,000
Increase (decrease) in due to related parties	(29,005)	62,063
	230,194	119,259
Increase in cash during the year	70,825	4,393
Cash, beginning of year	11,843	7,450
Cash, end of year	$ 82,668	$ 11,843
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

Non-cash Transactions – Note 7

SEE ACCOMPANYING NOTES

MEGASTAR DEVELOPMENT CORP.

Schedule 1

CONSOLIDATED SCHEDULE OF RESOURCE PROPERTIES

for the years ended February 29, 2004 and 2003

Resource Properties	Balance February 28, 2003	Additions	Write-down	Balance February 29, 2004
Simkar Property, Quebec, Canada				
Deferred exploration costs				
Assessment fees	$ -	$ 23,852	$ -	$ 23,852
Assays and reports		1,412		1,412
	-	25,264	-	25,264
Otish Mountain Claim, Quebec, Canada				
Acquisition costs	$ 10,000	$ -	$ (10,000)	$ -
Deferred exploration costs				
Assessment fees	1,323	-	(1,323)	-
	11,323	-	(11,323)	-
	$ 11,323	$ 25,264	$ (11,323)	$ 25,264

SEE ACCOMPANYING NOTES

Note 1 Nature and Continuance of Operations

The Company is a development stage public company listed on the TSX Venture Exchange. The Company is in the process of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable reserves, and confirmation of the Company's interest in the underlying properties, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements under resource property agreements and to complete the development of the properties, and upon future profitable production or the sale thereof.

These consolidated financial statements have been prepared on a going concern basis. At February 29, 2004, the Company has not achieved profitable operations and has incurred losses of $5,082,141 since inception. Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The Company was incorporated under the British Columbia Company Act.

Note 2 Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment. Actual results could differ from these estimates.

The consolidated financial statements have, in management's opinion been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Principles of Consolidation

These financial statements include the accounts of Megastar Development Corp. and its wholly-owned subsidiary, 1055019 Ontario Limited, ("OntarioCo"). All inter-company transactions have been eliminated.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(b) Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

(c) Foreign Currency Translation

Monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains or losses arising from the translations are included in operations.

(d) Basic and Diluted Loss Per Share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(e) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, accounts payable and due to related parties approximate their fair value due to the short-term maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

(f) Stock-based Compensation Plan

The Company has a stock-based compensation plan as disclosed in Note 4, whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after March 1, 2002.

(g) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Note 3 Resource Properties – Schedule 1

a) Simkar Property, Quebec, Canada

The Company's wholly-owned subsidiary has a 100% interest in two mining concessions totalling 557 acres located in Louvicourt Township, Quebec.

All costs pertaining to this property were written-off in a previous year. During the year ended February 29, 2004, the Company incurred additional exploration costs totalling $25,264.

b) Otish Mountain Property, Quebec, Canada

During the year ended February 28, 2002, the Company acquired a 100% interest in 2,500 hectares in the Otish Mountain region of Quebec from the Quebec Ministry of National Resources for $10,000 cash. During the year ended February 29, 2004, management of the Company abandoned the property and wrote-off property costs totalling $11,323.

Note 4 Share Capital – Note 8

a) Authorized:

100,000,000 common shares without par value

b) Issued:

		Number	$
Balance, February 28, 2002		6,527,020	4,830,885
Pursuant to exercise of share purchase options			
	– at $0.10	326,351	32,636
	– at $0.12	88,000	10,560
Balance, February 28, 2003		6,941,371	4,874,081
Pursuant to a private placement	– at $0.12	800,000	96,000
Pursuant to a private placement of 300,000 flow-through shares and 1,050,000 non-flow-through shares	– at $0.11	1,350,000	148,500
Finder's fee		-	(11,000)
Pursuant to the exercise of share purchase options			
	– at $0.14	100,000	14,000
	– at $0.13	352,068	45,769
	– at $0.12	42,000	5,040
	– at $0.11	53,544	5,890
Balance, February 29, 2004		9,638,983	5,178,280

Note 4 Share Capital – Note 8 – (cont'd)

c) Escrow:

At February 29, 2004, 131,250 shares (2003: 131,250) are held in escrow by the Company's transfer agent. The release of these shares is subject to regulatory approval.

d) Commitments:

Stock-based Compensation Plan

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's shares on the date of the grant.

A summary of the status of the stock option plan as of February 29, 2004 and February 28, 2003 and changes during the years then ended is presented below:

	2004		2003	
	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price
Outstanding at beginning of year	130,000		544,351	$0.11
Cancelled/expired	(88,000)	$(0.12)	-	-
Granted	1,175,612	$0.12	100,000	$0.14
Exercised	(447,612)	$(0.13)	(514,351)	$(0.11)
Outstanding and exercisable at end of year	770,000	$0.12	130,000	$0.12

Share purchase options outstanding at February 29, 2004 are as follows:

Number of Options	Exercise Price	Expiry Date
150,000	$0.13	March 6, 2008
620,000	$0.11	December 5, 2008
770,000		

As disclosed in its accounting policy note, the Company does not record compensation expense on the granting of stock options for employees.

Note 4 Share Capital – Note 8 – (cont'd)

d) Commitments: – (cont'd)

Stock-based Compensation Plan – (cont'd)

The stock compensation expense for the year ended February 29, 2004 associated with employees and directors' options, not recognized in the financial statements is disclosed in the pro forma amounts below:

	Year ended February 29, 2004	Year ended February 28 2003
Net loss for the year as reported	$(121,420)	$(111,395)
Stock-based compensation	(172,570)	(14,310)
Pro forma loss for the year	$(293,990)	$(125,705)
Pro forma basic and diluted loss per sahre	$(0.03)	$(0.02)

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

	Year ended February 29, 2004	Year ended February 28, 2003
Risk-free interest rate	4.11%	2.53%
Dividend yield	-	-
Expected stock price volatility	95%	103%
Weighted average expected stock option life	5 years	5 years

Share Purchase Warrants

As at February 29, 2004, there are 2,150,000 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number of Warrants	Exercise Price	Expiry Date
800,000	$0.16	April 15, 2005
1,350,000	$0.15	January 26, 2006
2,150,000		

Note 4 Share Capital – Note 8 – (cont'd)

d) Commitments: – (cont'd)

Flow-through Shares

During the year ended February 29, 2004, the Company issued 300,000 flow-through units for proceeds of $33,000. The proceeds from this unit issue must be used for qualifying exploration expenditures which will be renounced by the Company in favour of the investors purchasing such shares and such expenditures are not available to the Company. As at February 29, 2004, cash included $33,000 to be used for qualifying exploration expenditures.

Note 5 Related Party Transactions

The Company incurred the following expenditures with directors and officers of the Company, companies with common directors and an accounting firm in which a former director is a partner:

	2004	2003
Accounting fees	$ 10,800	$ 7,200
Administrative fees	24,000	24,000
Management fees	28,500	30,000
Office, telephone and miscellaneous	1,800	-
	$ 65,100	$ 61,200

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Prepaid expenses at February 29, 2004 include $2,140 (February 28, 2003: $Nil) of management fees prepaid to a company with a common director.

Accounts payable at February 29, 2004 includes $5,243 (February 28, 2003: $1,605) due to an accounting firm in which a former director is a partner.

Due to related parties at February 29, 2004 of $2,058 (February 28, 2003: $62,063) consists of amounts owing to directors and a private company with a common director. These amounts are unsecured, non-interest bearing and have no specific terms for repayment.

Note 6 Corporation Income Tax Losses

Future tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2004	2003
Future income tax assets		
Net tax losses carried forward	$ 441,265	$ 526,750
Exploration and development expenditures	298,096	288,592
	739,361	815,342
Less: valuation allowance	(739,361)	(815,342)
	$ -	$ -

The Company recorded a valuation allowance against its future income tax assets based on the extent to which it is unlikely that sufficient taxable income will be realized during the carry forward periods to utilize all the future tax assets.

At February 29, 2004 the Company has accumulated non-capital losses totalling $1,172,954 which may be applied against future year's taxable income. These losses expire as follows:

2005	$ 373,829
2006	163,590
2007	144,209
2008	113,944
2009	160,998
2010	106,287
2011	110,097
	$ 1,172,954

At February 29, 2004 the Company has accumulated Canadian exploration and development expenditures of $289,319, foreign exploration expenditures of $435,464 and an earned depletion base of $67,604. These expenditures carryforward indefinitely and are available to offset against certain future year's taxable income at various rates per year.

Note 7 Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement: During the year ended February 29, 2004, the following transactions were excluded from the statement of cash flows:

- The Company issued 100,000 common shares at $0.14 per share ($14,000), pursuant to the exercise of share purchase options, the proceeds of which were received during the year ended February 28, 2003 and included in shares subscribed.
- The Company issued 258,333 common shares to settle advances due to related parties totalling $31,000 which were received during the year ended February 28, 2003.

Note 8 Subsequent Events

Subsequent to February 29, 2004:

a) the Company issued 250,000 flow-through units and 350,000 non-flow-through units at $0.17 per unit for total proceeds of $102,000. Each unit consists of one share and one share purchase warrant exercisable until April 2, 2006 at $0.23 per share.

b) the Company granted 190,000 share purchase options at $0.25 per share to the directors and employees of the Company. The share purchase options are exercisable for a period of five years.